International Game Technology

9295 Prototype Drive

Reno, Nevada 89511

(775) 448-7777

March 7, 2006

VIA EDGAR AND E-MAIL

Jeffrey B. Werbitt, Esq.

Attorney-Adviser

Securities and Exchange Commission

Division of Corporate Finance

Office of Mergers & Acquisitions

Mail Stop 3628

100 F. Street, N.E.

Washington, DC 20549

Re:	International Game Technology
Schedule TO
Filed on February 8, 2006
Amendment No. 1 to Schedule TO
Filed on March 2, 2006
File No. 005-33876

Dear Mr. Werbitt:

This letter is in response to the Division of Corporation Finance’s comment letter dated March 6, 2006, in reference to the Schedule TO-I filed on February 8, 2006 by International Game Technology (the “Company”), the Offering Memorandum filed as Exhibit (a)(1)(i) to the Schedule TO, and Amendment No. 1 to the Schedule TO filed on March 2, 2006 (“Amendment No. 1”).

Our responses to the specific comments are set forth below.   For the convenience of the Staff, each comment from the March 6, 2006 letter is restated in bold prior to the response to such comment.

Schedule TO

1.     We refer you to prior comment 4.  Please revise to clarify that the exchange will result in your reporting higher EPS (retroactively and prospectively) than if the exchange did not occur.  In this regard, we note that your response to prior comment 3

Mr. Jeffrey Werbitt (775) 448-7777

March 7, 2006

states that “[t]he ‘treasury stock equivalent’ method will result in a lower dilution share count and higher earnings per share in the future.”

Response

The Company respectfully submits that the requested disclosure is already contained in Amendment No. 1.  Please refer to the third and fourth paragraphs under the heading “Purpose and Accounting Effects of the Exchange Offer” on page 4 of Amendment No. 1, which contain the following statements: (i) “…the New Debentures will result in a lower diluted share count and higher diluted earnings per share in the future”; (ii) “The exchange of the Old Debentures for the New Debentures will have no impact on prior periods, thus the prior period diluted earnings per share will be unaffected.  Reported diluted earnings per share for fiscal 2005 and the first quarter ended December 31, 2005 was $1.20 and $0.34, respectively,…”; and (iii) “If the proposed New Debentures had been in existence for all of fiscal 2005, diluted earnings per share for the fiscal year and the first quarter would have been $1.24 and $0.35, respectively…”  We are hopeful that, in accordance with our discussion today, these statements in Amendment No. 1 already provide the requested disclosure and that no further revisions to the Schedule TO will be necessary.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, we remind you to please provide, in writing, a statement from the company acknowledging that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  The Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your timely responses to our prior responses and telephone calls.  Please feel free to contact the undersigned at (775) 448-0119 with any additional questions or comments you may have.

Respectfully submitted,

International Game Technology

/s/ J. Kenneth Creighton
By:	J. Kenneth Creighton
Title:	Vice President
Corporate Law Department

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